August 12, 2025

Christopher Kroeger, M.D.
Chief Executive Officer
MapLight Therapeutics, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

       Re: MapLight Therapeutics, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 30, 2025
           CIK No. 0001770069
Dear Christopher Kroeger M.D.:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024, letter.

Registration Statement on Form S-1 filed July 30, 2025
Prospectus Summary
Overview, page 1

1.
       We note your disclosure that, based on the results of your recent Phase 1 Study 013, you believe ML-007C-MA has the potential to be a "differentiated M1/M4 muscarinic agonist with enhanced tolerability, improved ease of use and comprehensive symptom improvement." Please provide the basis for your belief that ML-007C-MA will result in "comprehensive symptom improvement" or otherwise advise. Your disclosure should present objective information about trial results, rather than conclusions as to
 August 12, 2025
Page 2

       the safety or efficacy of your product candidates. Please revise this statement, and any others like it, to remove the conclusions or implications that your product candidates will be safe and effective, as such conclusions are within the sole authority of the
       FDA and comparable foreign regulators.

2. We note your disclosure here and on page 100 that there was a "recent FDA approval of an M1/M4 muscarinic agonist paired with a peripherally restricted muscarinic
       antagonist...for the treatment of schizophrenia." Please revise your disclosure to identify the recent approval you are referencing or otherwise advise. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 95

3. We note your disclosure regarding certain grant agreements with the Michael J. Fox
       Foundation and "license and collaboration agreements with NeuroSolis, Stanford
       University, Vanderbilt University and other universities" on page 95. Please disclose the material terms of these agreements and file them as exhibits pursuant to Item
       601(b)(10) of Regulation S-K, or provide an analysis supporting your determination that the agreements are not material.
General

4. We note your disclosure on page F-29 that Catalyst4, Inc. owns approximately 55.4%
       of the company's outstanding shares as of December 31, 2024. If the company will be a "controlled company" within the meaning of Nasdaq's rules after the offering, please revise your disclosure to make this clear and explain the implications thereof. If
       Catalyst4, Inc. will not own more than 50% of the voting power after the offering, please clarify.
        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Mark Ballantyne